UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@Taro.com

FOR IMMEDIATE RELEASE

Taro Transition Report For The Three Months Ended March 2012
 on Form 20-F Available

Hawthorne, NY, June 28, 2012 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO, “Taro”) announced that its Transition Report for the three month period ended March 31, 2012 on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) today, is available within the Investor Relations section of Taro’s website at www.taro.com.  Hard copies of the report may be ordered free of charge by sending requests to Taro Pharmaceuticals U.S.A., Inc., Three Skyline Drive, Hawthorne, NY 10532, attention: William J. Coote or via email to William.Coote@Taro.com.

Additionally, the report may be accessed on the SEC’s website at www.sec.gov.

****
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit Taro’s website at www.taro.com.

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 28, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director